Exhibit 1

Æterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Québec (Québec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com

Press Release

For immediate release

Æterna Zentaris Partner Keryx Presents Phase 1 and Phase 2 Results for Anti-Cancer Compound Perifosine at ASCO Meeting

Results showed an overall CBR of 52% which compares favorably with the activity of mTOR inhibitors

Québec City, Canada, June 4, 2007 — Æterna Zentaris Inc. (TSX: AEZ; NASDAQ: AEZS), a global biopharmaceutical company focused on endocrine therapy and oncology, today announced that its partner, Keryx Biopharmaceuticals (NASDAQ: KERX) presented a poster outlining Phase 1 and Phase 2 results for perifosine, an oral anti-cancer signal transduction inhibitor compound, for the treatment of patients with advanced sarcoma. Results of the Phase 1 and Phase 2 studies of perifosine showed an overall clinical benefit rate (CBR) of 52% which compares favorably with the activity of mTOR inhibitors. The poster titled, “Perifosine (P) an active agent in the treatment of patients with advanced sarcoma”: R. Birch, S. Chawla, J. Nemunaitis, P. Savage, P. Kaiser, A. Spira, A. Cervera, E. Middleman, E. Sausville, M. Knowling, I. Henderson, was presented Sunday, June 3, 2007 at the American Society of Clinical Oncology’s (ASCO) Annual Meeting currently being held in Chicago, Illinois.

David J. Mazzo, Ph.D., President and CEO of Æterna Zentaris commented, “We are very encouraged by the data from these Phase 1 and Phase 2 trials confirming single agent activity with perifosine in patients with advanced sarcomas, comparable to the activity of mTOR inhibitors.”

Background

Perifosine is a novel oral alkylphospholipid that targets the PI3K pathway upstream from mTOR by inhibiting the phosphorylation of Akt. Perifosine’s activity against sarcomas has now been evaluated in 145 patients enrolled in one of three Phase 1 trials or four Phase 2 trials. Five of these trials have been published.

Methods

Dose categories were as follows:

Lower Dose	Higher Dose
Weekly 900 mg or less	Weekly 1200 mg or 1500 mg
Loading Dose 900 mg or less	Loading Dose 1200 mg or more
Daily Dose 100 mg or less	Daily Dose 150 mg or more

The dose schedules in the Phase 1 trials were weekly 100-800 mg or loading dose (LD) 300-1800 mg on Day 1 followed by 50-150 mg daily for Days 2-21 every 28 days or  LD 400-900 mg & daily 50-100 mg continuously.

In the Phase 2 trials, doses were LD 900 mg Day 1 & 150 mg daily for days 2-21 every 28 days; LD 900 mg and 100 mg daily continuously; 50 mg daily continuously without a LD; and 900-1500 mg weekly. LD was reduced for cycle 2+ of the 28 day regimens.

Results

145 patients with sarcoma were entered on studies prior to December 31, 2006 and were assessed for CBR. Partial responses were seen, in one patient each, with chondrosarcoma, extra-skeletal myxoid chondrosarcoma, leiomyosarcoma and a desmoid tumor.

At lower doses with 52 patients fully evaluable for CBR, the CBR was 52% with 4 partial responses and 23 stable disease at ≥ 4 months.

At higher doses with 30 patients fully evaluable for CBR, the CBR was 53% with 16 stable disease at ≥ 4 months.

Toxicities were mainly gastrointestinal and/or fatigue. The percentage of patients with grade 0 nausea (N), vomiting (V), diarrhea (D) and fatigue (F) for lower dose perifosine (76 patients) was 46, 49, 38 and 55% respectively compared to 26, 32, 20 and 58 percent for higher dose perifosine (69 patients). The proportion of patients with grade 2+ N, V, D and F was 20, 13, 15 and 21% for lower dose perifosine and 49, 35, 42 and 25% for higher dose perifosine.

Conclusions

•                  Perifosine attained an overall 52% CBR which compares favorably with the activity of mTOR inhibitors;

•                  Low dose perifosine (daily and weekly) achieved the same CBR as high dose, including four partial responses;

•                  Toxicities were mainly gastrointestinal and/or fatigue. Low dose perifosine led to substantially less toxicity and decreased early withdrawal from therapy compared to high dose perifosine.

A multi-center Phase 2 trial of low-dose perifosine in sarcomas that generally do not respond to chemotherapy, including chondrosarcoma and myxoid chondrosarcoma, is currently underway through the Sarcoma Alliance for Research through Collaboration (SARC) network.

About Perifosine (KRX-0401)

Perifosine is a novel, first-in-class, oral anti-cancer agent that modulates several key signal transduction pathways, including Akt, MAPK, and JNK that have been shown to be critical for the survival of cancer cells. Perifosine has demonstrated single agent anti-tumor activity in Phase 1 and Phase 2 studies and is currently being studied as a single agent and in combination with several forms of anti-cancer treatments for various forms of cancer. Perifosine (KRX-0401) is licensed to Keryx Biopharmaceuticals in the United States, Canada and Mexico.

About Æterna Zentaris Inc.

Æterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization. News releases and additional information are available at www.aeternazentaris.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements preceded by, followed by, or that include the words “believes”, “anticipates”, “intends”, “plans”, “expects”, “estimates”, “will,” “may”, “should”, “approximately”, and the negative or other variations of those terms or comparable terminology, are forward-looking statements. Such statements reflect management’s current views, intentions, strategies and plans and are based on certain assumptions.

Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the ability of Æterna Zentaris to implement its business strategies, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of Æterna Zentaris to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

Contacts:

Jenene Thomas
Senior Director, Investor Relations & Corporate Communications
(908) 938-1475
jenene.thomas@aeternazentaris.com

Paul Burroughs
Media Relations
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com